Mail Stop 6010



	March 24, 2006


Steven Cozine
Director and Chief Executive Officer
Zandaria Ventures Inc.
535 Thurlow Street, Suite 600
Vancouver, British Columbia
Canada V6E 3C2

Re:	Zandaria Ventures Inc.
	Amendment No. 4 to Registration Statement on Form SB-2
      Filed March 17, 2006
	File No. 333-127389

Dear Mr. Cozine:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Securityholders, page 9

1. Please revise clause 2 of your first paragraph to indicate, if true, that the 4,000,000 shares of your common stock were acquired from you at a price of $0.0025 per share.

Plan of Operations, page 20

2. We note your disclosure in the fifth paragraph that you "have enough funds to cover the estimated cost of the phase one exploration program." However, we note that the estimated costs of the phase one exploration program exceed your cash position as of December 31, 2005. Please update your disclosure with respect to your plan of operations given your current cash position and ensure that you provide consistent disclosure throughout your prospectus in this regard.

Financial Statements

3. We note your responses to prior comment 5. However, your filing continues to lack all required financial statements. Please revise the filing to include all of the following:

a. Audited balance sheet as of March 31, 2005 with accompanying footnotes
b. Audited statement of operations, statement of cash flows and statement of stockholders` equity for the period from February 23, 2005 (date of inception) through March 31, 2005
c. Audited balance sheet as of June 30, 2005 with accompanying footnotes
d. Audited statement of operations, statement of cash flows and statement of stockholders` equity for the period from April 1, 2005 through June 30, 2005
e. Audited statement of operations, statement of cash flows and statement of stockholders` equity for the period from February 23, 2005 (date of inception) through June 30, 2005
f. Unaudited balance sheet as of December 31, 2005 with
accompanying
footnotes
g. Unaudited statement of operations, statement of cash flows and statement of stockholders` equity for the period from October 1, 2005 through December 31, 2005
h. Unaudited statement of operations, statement of cash flows and statement of stockholders` equity for the period from April 1, 2005 through December 31, 2005
i. Unaudited statement of operations, statement of cash flows and statement of stockholders` equity for the period from February 23, 2005 (date of inception) through December 31, 2005

In this regard, please refer to Item 310(g) of Regulation S-B. If the required financial statements are as of a date 135 days or more prior to the filing of your next amendment, the financial statements should be updated to include annual audited financial statements as of and for the fiscal year ended March 31, 2006. Upon filing of your financial statements for the fiscal year ended March 31, 2006, you will only be required to provide the annual audited financial statements for the fiscal year ended March 31, 2006 and for the fiscal period from February 23, 2005 (date of inception) through March 31, 2005 (item b above).

4. The audited financial statements as of March 31, 2005 included in this filing do not appear to incorporate any of our prior comments.
Therefore, we reissue comments 25 and 26 from our comment letter dated September 8, 2005. Further, we reissue comments 10, 11, 12 and
15 from our comment letter dated November 4, 2005. Finally, we reissue comments 8, 9 and 10 from our comment letter dated January 20, 2006. Please perform a thorough review of all financial statements included in your next amendment to ensure that you have appropriately disclosed your accounting policy for mineral property costs. Please also ensure that all financial statements presented reflect the proper accounting for the mineral property costs in accordance with your accounting policy.

Report of the Independent Registered Public Accounting Firm

5. Please refer to prior comment 4. The audit report has not been modified as requested. Please have your auditor revise the auditor report to specifically identify each period for which audited financial statements are presented. In this regard, please refer to our comment above which specifically identifies the audited financial statements that are required to be included in the filing.

6. Please also update the consent of independent registered public accounting firm to identify each set of audited financial statements.
Further, the language in the current consent implies that the financial statements for the period from February 23, 2005 (date of inception) through December 31, 2005 have been audited. However, based on your audit report, it does not appear that the results for this period have been audited. Further, there is no requirement at this time that the cumulative results from February 23, 2005 (date of inception) to December 31, 2005 be audited. As such, please revise the language in the consent.

Note 3.  Mineral Property

7. We note your response to prior comments 7 and 10. In light of the fact that the agreement was not executed until April 5, 2005, it does not appear that you obtained legal rights to the mineral property rights until that date. As such, you should revise your financial statements to reflect the acquisition of the mineral property rights as having occurred on April 5, 2005 rather than March 31, 2005.
In
this regard, the $2,500 payment on March 29, 2005 should be recorded as a prepayment or other asset as of March 31, 2005 and the financial statements should be restated to reduce the net loss for the period from $(3,320) to $(820). Please revise or advise. Upon formal execution of the agreement on April 5, 2005, which therefore establishes a legal obligation for you to pay, the $2,500 prepaid asset recorded on March 31, 2005 should be reclassified into the mineral property rights asset account and a separate entry to record the remaining $17,500 asset and a corresponding liability should be recorded.

Statement of Cash Flows for period ended December 31, 2005

8. The amount recorded for cash used in operating activities should be in brackets. Please revise.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact David Burton at (202) 551-3626, or Kevin
Vaughn
at (202) 551-3643, if you have questions regarding our comments on the financial statements and related matters. Please contact Tim
Buchmiller at (202) 551-3635 or me at (202) 551-3800 with
questions
regarding our comments on any other part of your filing.

	Sincerely,



	Peggy A. Fisher
	Assistant Director
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Steven Cozine
Zandaria Ventures Inc.
March 24, 2006
Page 4